Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

W. John McGuire
Partner
202.739.5654
wjmcguire@morganlewis.com

April 5, 2010

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	U.S. One Trust (the “Trust”) – Amendment No. 3 to the Registration Statement on Form N-1A (the “Registration Statement”)
Registration Numbers 333-160877; 811-22320

Dear Mr. Minore,

This letter responds to comments raised by the Staff during a telephone conversation on February 24, 2010 concerning Amendment No. 2 to the Trust’s Registration Statement on Form N-1A filed on February 5, 2010.  We have separately sent you two copies of Amendment No. 3, one of which is marked to show changes from the initial filing.  The following sets forth your comments, and our responses to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s registration statement.

1.
Comment: Under “Fund Fees and Expenses,” delete the second sentence in footnote (a) or move it outside of the summary prospectus.  Explain in a parenthetical in the fee table that the management fee is a unified fee.

Response: We have deleted the second sentence from footnote (a) and added a parenthetical to “Management Fee” to indicate that all fees and expenses of the Fund, except brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses, acquired fund fees and expenses and extraordinary expenses, are paid out of the management fee.

2.	Comment: Confirm that the investment advisory agreement specifically identifies the Fund’s fees and expenses that will not be paid by the Adviser.

Response: We confirm that the investment advisory agreement specifically states that the Adviser will pay all of the fees and expenses of the Fund except brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel’s fees), litigation expenses, acquired fund fees and expenses and extraordinary expenses.

April 5, 2010

3.
Comment: Confirm and disclose in the SAI that the Underlying ETFs in which the Fund invests will not employ leverage as a principal investment strategy.  Confirm to the Staff whether the Fund may employ leverage for investment purposes and, if so, disclose in the Prospectus that the Fund may employ leverage for investment purposes and the risks associated with the use of leverage.

Response: We have revised the disclosure in the SAI to state that the Underlying ETFs in which the Fund may invest will not employ leverage as a principal investment strategy.  We have revised the disclosure in the SAI to state that the Fund will not employ leverage for investment purposes.

4.	Comment: Delete the last two sentences of the section “Portfolio Turnover.”

Response: We have made the requested change.

5.	Comment: In the third line of the first paragraph under “Principal Investment Strategies,” replace “its” with “the Fund’s” and “Adviser” with the “Fund.”

Response: We have made the requested changes.

6.	Comment: Under “Principal Investment Strategies,” describe what types of equity securities an Underlying ETF may invest in.

Response: We have made the requested change.

7.
Comment: In the “Principal Risks” section, under “Underlying ETF Risk,” disclose whether there is a limit to the amount the Fund may be invested in an Underlying ETF or, alternatively, disclose that there is no limit to the amount the Fund may be invested in an Underlying ETF.  Indicate in the response letter that, in the event the Fund invests 25% or more of its assets in an Underlying ETF, the Fund will undertake to supplement the Prospectus with a brief summary of the Underlying ETF and where investors can get more information about the Underlying ETF.

Response: We have revised the disclosure in the Prospectus to indicate that there is no limit to the amount the Fund may be invested in an Underlying ETF.  However, we believe that it would not be practical or appropriate to undertake to supplement the prospectus each time the Fund invests or intends to invest 25% or more in an Underlying ETF because the Fund’s investments in Underlying ETFs could fluctuate from day to day and by the time prospective or existing shareholders received such a supplement, the Fund may no longer have a 25% position in an Underlying ETF.  This is likely to cause confusion among shareholders.  Additionally, supplementing the Prospectus each time the Fund invests 25% or more in an Underlying ETF will be costly and will be borne by the Fund’s shareholders with little to no benefit.  Finally, supplementing the Fund’s prospectus is not necessary since the Fund’s portfolio holdings are publicly disseminated each day the Fund is open for business through financial reporting and news services, including publicly available internet web sites, as disclosed in the Fund’s Prospectus.  Given that shareholders can access information about the Underlying ETFs the Fund holds on a daily basis, we do not feel supplementing the Prospectus is necessary and would generate an undue cost to shareholders.

April 5, 2010

8.	Comment: Revise the “Performance Information” section to conform to the language in Instruction 1(b) of Item 4(b)(2)(i) of Form N-1A.

Response: We have revised the language under “Performance Information” to state: “The Fund is new, and therefore has no performance history.  Once the Fund has completed a full calendar year of operations, a bar chart and table will be included that will provide some indication of the risks of investing in the Fund by showing the variability of the Fund’s return based on net assets and comparing the Fund’s performance to a broad measure of market performance.”

9.	Comment: Revise the “Tax Information” section to conform to the language in Item 7 of Form N-1A.

Response: We have made the requested change.

10.	Comment: Under “Additional Investment Strategies,” clarify the disclosure to indicate which investment strategies are principal and which investment strategies are non-principal.

Response: We have made the requested changes.

11.	Comment: Under “Additional Investment Strategies,” include expanded disclosures of the Fund’s principal investment strategies and principal risks in response to Item 9(b) and 9(c) of Form N-1A.

Response: General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”  In each Fund’s prospectus, we have included information related to each Fund’s principal investment strategies and risks in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, we have not repeated the information in response to Item 9.

April 5, 2010

12.
Comment: Confirm that the Fund does not intend to take a temporary defensive position to respond to adverse market conditions by investing up to 100% of its assets in investment grade securities and money market instruments.

Response: We confirm that the Fund does not intend to take a temporary defensive position to respond to adverse market conditions by investing up to 100% of its assets investment grade securities and money market instruments.

13.	Comment: Under “Portfolio Manager,” provide Mr. Hrabal’s work experience for the periods 1989 to 1992.

Response: We have made the requested change.

14.	Comment: Confirm that the Fund will not have a Rule 12b-1 Plan.

Response: We confirm that the Fund will not have a Rule 12b-1 Plan.

15.	Comment: In the SAI, delete the last sentence in the section “U.S. Government Securities.”

Response: We have made the requested change.

16.
Comment: In the signatures, clarify that Mr. Hrabal is signing in the capacities of principal executive officer, principal financial officer and principal accounting officer or comptroller, as required by Section 6(a) of the Securities Act of 1933.

Response: Mr. Hrabal is the President and Treasurer of the Trust.  The Trust’s by-laws provide that the President shall be the chief executive officer and the Treasurer shall be the chief financial officer and be responsible for rendering an account of the financial condition of the Trust.  Therefore, Mr. Hrabal has signed and will sign the registration statement in the capacities as required by Section 6(a) of the Securities Act of 1933.

April 5, 2010

* * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Once we have received any further comments, we will file a further amendment containing financial statements, and any remaining exhibits and required consents, accompanied by a request for acceleration of effectiveness of the Registration Statement.  Our present intention is to request an effective date of April 7, 2010 or as soon as practicable thereafter.  Please do not hesitate to contact me with any questions or comments at 202.739.5654, or one of my colleagues, Michael Berenson at 202.739.5450 or Abigail Bertumen at 202.739.5945.  We appreciate your continued attention to this filing.

Sincerely,

/s/ W. John McGuire

W. John McGuire